Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Lufax Holding Ltd

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6623)

(NYSE Stock Ticker: LU)

(1) QUARTERLY UPDATE OF RESUMPTION PROGRESS;

(2) THIRD QUARTER 2025 OPERATIONAL HIGHLIGHTS;

(3) CHANGE IN CHIEF RISK OFFICER;

AND

(4) CONTINUED SUSPENSION OF TRADING

This announcement is made by Lufax Holding Ltd (the “Company”, together with its subsidiaries and other consolidated entities, the “Group”) pursuant to Rules 13.09, 13.24 and 13.24A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	QUARTERLY UPDATE SUMMARY OF RESUMPTION PROGRESS

References are made to the Company’s announcements dated January 27, 2025, January 28, 2025, March 3, 2025, March 28, 2025, April 23 2025, May 9, 2025, May 13, 2025, June 25, 2025 and July 17, 2025 (collectively, the “Announcements”), in connection with, among other things, the matters relating to the suspension of trading, the resumption guidance, and the quarterly update of the resumption progress. Unless otherwise defined, capitalized terms used in this announcement shall bear the same meanings as those defined in the Announcements.

Pursuant to Rule 13.24A of the Listing Rules, the Board wishes to update the Shareholders and other investors regarding the following latest developments of the Company and the progress in fulfilling the Resumption Guidance as of the date of this announcement as follows:

(i)

The Company is responding to the Stock Exchange’s questions and comments with respect to the Independent Investigation into the Subject Transactions (the “On-going Regulatory Response”). The Company has been providing its successor auditors, Ernst & Young and Ernst & Young Hua Ming LLP (collectively, “EY”), with regular updates on the findings of the Independent Investigation and the On-going Regulatory Response. The Company, however, is unable to timely meet its recent financial reporting obligations in Hong Kong and the United States, including but not limited to publishing its interim results announcement for the six months ended 30 June 2025, and interim report for the same period within the prescribed time in accordance with Rules 13.48 and 13.49 of the Listing Rules, and filing its annual report on Form 20-F for the year ended December 31, 2024 (the “2024 Form 20-F”) with the U.S. Securities and Exchange Commission by October 30, 2025. Please refer to the Company’s announcement dated May 13, 2025 for details about the Company’s prior dealings with the New York Stock Exchange (the “NYSE”). As of the date of this announcement, the Company has requested the NYSE to grant an additional extension of time for filing the 2024 Form 20-F by April 30, 2026;

(ii)

The Company has appointed Deloitte Consulting (Shanghai) Co., Ltd. as its Independent Internal Control Consultant to review the internal control policies and procedures of the Group, and to provide corresponding recommendations for rectification to improve the Group’s internal control system (the “Internal Control Review”). As of the date of this announcement, the Internal Control Review is still on-going; and

(iii)

Since the suspension of trading of the ordinary shares on the Stock Exchange of Hong Kong and up to the date of this announcement, the Group has continued its normal business operations. Operational highlights for the third quarter ended September 30, 2025 of the Group, based on the Company’s preliminary assessment, are set out below.

II.	THIRD QUARTER 2025 OPERATIONAL HIGHLIGHTS

Set out below are the operational highlights for the third quarter ended September 30, 2025 of the Group, based on the Company’s preliminary assessment.

•

Total outstanding balance of loans was RMB189.6 billion as of September 30, 2025 compared to RMB213.1 billion as of September 30, 2024, representing a decrease of 11.0%, among which the outstanding balance of consumer finance loans was RMB58.9 billion as of September 30, 2025, compared to RMB46.4 billion as of September 30, 2024, representing an increase of 26.7%.

•

Total new loans enabled were RMB56.9 billion in the third quarter of 2025, representing an increase of 12.8% compared to RMB50.5 billion in the same period of 2024, among which new consumer finance loans were RMB31.7 billion in the third quarter of 2025, compared to RMB26.4 billion in the same period of 2024, representing an increase of 20.1%.

•	Cumulative number of borrowers increased by 15.3% to approximately 28.5 million as of September 30, 2025 from approximately 24.8 million as of September 30, 2024.

•

As of September 30, 2025, including the consumer finance subsidiary, the Company bore risk on 87.4% of its outstanding balance, up from 64.2% as of September 30, 2024. Credit enhancement partners bore risk on the other 12.5% of the outstanding balance.

•	As of September 30, 2025, excluding the consumer finance subsidiary, the Company bore risk on 88.7% of its outstanding balance, up from 58.7% as of September 30, 2024.

•	For the third quarter of 2025, the Company’s retail credit enablement business take rate1 based on loan balance was 13.0%, as compared to 9.7% for the third quarter of 2024.

•

C-M3 flow rate2 for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 1.1% in the third quarter of 2025, as compared to 0.9% in the second quarter of 2025. Flow rates for the general unsecured loans and secured loans the Company had enabled were 1.1% and 1.1% respectively in the third quarter of 2025, as compared to 0.9% and 0.9% respectively in the second quarter of 2025.

•

Days past due (“DPD”) 30+ delinquency rate3 for the total loans the Company had enabled, excluding the consumer finance subsidiary, was 5.1% as of September 30, 2025, as compared to 4.6% as of June 30, 2025. DPD 30+ delinquency rate for general unsecured loans was 5.1% as of September 30, 2025, as compared to 4.4% as of June 30, 2025. DPD 30+ delinquency rate for secured loans was 5.1% as of September 30, 2025, as compared to 5.3% as of June 30, 2025.

1

The take rate of retail credit enablement business is calculated by dividing the aggregated amount of loan enablement service fees, post-origination service fees, net interest income (excluding revenue from PAObank and Lu An credit subsidiaries), guarantee income and the penalty fees and account management fees by the average outstanding balance of loans enabled for each period.

2

C-M3 flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percent-age of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products, consumer finance subsidiary, PAObank and Lu An credit subsidiaries are excluded from the flow rate calculation.

3

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and Lu An credit subsidiaries are excluded from the calculation.

•

DPD 90+ delinquency rate4 for total loans enabled, excluding the consumer finance subsidiary, was 2.9% as of September 30, 2025, as compared to 2.7% as of June 30, 2025. DPD 90+ delinquency rate for general unsecured loans was 2.9% as of September 30, 2025, as compared to 2.5% as of June 30, 2025. DPD 90+ delinquency rate for secured loans was 2.9% as of September 30, 2025, as compared to 3.2% as of June 30, 2025.

•	As of September 30, 2025, the non-performing loan (NPL) ratio5 for consumer finance loans was 1.1% as compared to 1.2% as of June 30, 2025.

III.	CHANGE IN CHIEF RISK OFFICER

As the service agreement will soon expire, on October 24, 2025, Ms. Youn Jeong LIM (“Ms. LIM”) tendered her resignation as the Chief Risk Officer of the Company due to personal work arrangement. Following her resignation which took effect immediately, on the same day, the Board resolved to appoint Mr. Jianbo CHENG (“Mr. CHENG”) as the Chief Risk Officer of the Company with effect from October 24, 2025.

The biographical details of Mr. CHENG are set out below.

Mr. Jianbo CHENG, aged 43, joined the Company in April 2025 and currently serves as the Chief Risk Expert of the Company. Prior to that, Mr. CHENG served as the General Manager of Pudao Credit Co., Ltd. from August 2021 to March 2025. From August 2014 to July 2021, Mr. CHENG successively served as the Risk Director of the Consumer Finance Department, the Senior Director of the Individual Finance Group, and the General Manager of the Risk Management Center at Jingdong Digits Technology Holding Co., Ltd., and the Vice President of JD.com, Inc. (a company listed on NASDAQ (stock code: JD) and the Stock Exchange (stock code: 9618)). From October 2004 to August 2014, he successively worked at Shenzhen Development Bank Co., Ltd. (now known as Ping An Bank Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 000001)), HUA XIA BANK CO., Limited (a company listed on the Shanghai Stock Exchange (stock code: 600015)), Fair Isaac Corporation (FICO), and Ant Financial Services Group, where he was engaged in risk management, consulting, and senior expert roles. Mr. CHENG obtained a bachelor’s degree in Finance from Hubei University in June 2004 and a master’s degree in Business Administration from Tsinghua University in June 2024.

The Board would like to take this opportunity to express its appreciation to Ms. LIM for her significant contribution to the Company during her tenure of office and its warmest welcome to Mr. CHENG on his appointment.

4

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products, consumer finance subsidiary, PAObank and Lu An credit subsidiaries are excluded from the calculation.

5

Non-performing loan ratio for consumer finance loans is calculated by using the outstanding balance of consumer finance loans for which any payment is 91 or more calendar days past due and not written off, and certain restructured loans, divided by the out-standing balance of consumer finance loans.

IV.	CONTINUED SUSPENSION OF TRADING

At the request of the Company, trading in the ordinary shares of the Company on The Stock Exchange of Hong Kong Limited has been halted with effect from 9:00 a.m. on January 28, 2025, and will remain suspended.

The Shareholders and potential investors should exercise caution when dealing in the securities of the Company.

By order of the Board

Lufax Holding Ltd

Dicky Peter YIP

Chairman of the Board

Hong Kong, October 24, 2025

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.